UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Early Resignation of a Non-Executive Director

On March 27, 2015, KB Financial Group Inc. (“KB Financial Group”) disclosed the following resignations of non-executive directors.

Key Details:

•	Details of the resigning non-executive directors:

1)	Name: Jae Ho Cho

Stated term as a non-executive director: From March 28, 2014 to March 27, 2016

2)	Name: Myung Jig Kim

Stated term as a non-executive director: From March 28, 2014 to March 27, 2016

3)	Name: Sung Hwan Shin

Stated term as a non-executive director: From March 28, 2014 to March 27, 2016

•	Reason for resignation: Personal reasons

•	Resignation date: March 27, 2015

•	Details of the board of directors of KB Financial Group following the resignation:

1)	Number of directors: 9

2)	Number of non-executive directors: 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 27, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President